
Mail Stop 3628

September 29, 2008

**Via Facsimile and U.S. Mail**

Morton A. Pierce, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

> **Re:  Alpharma Inc.**
> **Schedule TO-T filed by Albert Acquisition Corp. and**
> **King Pharmaceuticals, Inc.**
> **Filed September 12, 2008**
> **File No. 005-35893**

Dear Mr. Pierce:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.  Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Source and Amount of Funds, page 26

1.  We note that you intend to fund the offer from cash on hand and credit facilities, including investments in short and long-term debt securities.  According to your Form 10-Q for the fiscal quarter ended June 30, 2008, it appears that these debt investments may include auction-rate securities.  Please further describe the specific source of funds and address your ability to finance the offer given that you have experienced auction failures, as disclosed in your most recent Form 10-Q.  Refer to Item 1007 of Regulation M-A.

Conditions to the Offer, page 30

2. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  In this regard, please revise the reference to actions that "threaten," "otherwise directly or indirectly" restrain or relate to the Offer.  Please revise so that security holders can understand what events or non-events would "trigger" the listed conditions, allowing you to abandon the offer.

3. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

4. All conditions to the tender offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to tender offer expiration.  At present, the language in the introductory paragraph to this section indicates that certain tender offer conditions may be asserted or waived prior to the time of payment for shares.  Please revise.

Closing Comments

As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not

Morton Pierce, Esq.
Alpharma Inc.
September 29, 2008
Page 3

foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions